SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Fangdd Network Group Ltd.

(Name of Issuer)

Class A ordinary shares, $0.0000001 par value per share

(Title of Class of Securities)

30712L 307**

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	CUSIP number 30712L 307 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “DUO.” Each ADS represents 5,625 Class A ordinary shares of the issuer. No CUSIP has been assigned to the Issuer’s Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30712L 307	13G/A	Page 2 of 10 Pages

1	Name of Reporting Person Yi Duan
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 329,021,793(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 329,021,793(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 329,021,793(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 1.0%(2)
12	Type of Reporting Person IN

(1)	Represents 329,021,793 Class B ordinary shares directly held by CC NETWORK INTERNATIONAL LTD, a British Virgin Islands company controlled by Mr. Yi Duan. The registered address of CC NETWORK INTERNATIONAL LTD is Luna Tower, Waterfront Drive, Road Town, Tortola, VG 1110, British Virgin Islands. CC NETWORK INTERNATIONAL LTD is controlled by CC Network Holding Ltd, a company incorporated under the laws of British Virgin Islands. CC Network Holding Ltd is controlled by CC Trust, a trust established under the laws of the British Virgin Islands and managed by Cantrust (Far East) Limited as the trustee. Mr. Yi Duan is the settlor of CC Trust and Mr. Duan and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Duan as the investment advisor has the power to manage the investment of the assets of the trust and to advise on investment matters, including but not limited to the retention or disposal of, and the exercise of any voting and other rights attached to, the share held by CC NETWORK INTERNATIONAL LTD in the Issuer.

(2)	Calculated based on the number in Row 9 above divided by 33,807,807,121 outstanding ordinary shares of the Issuer as a single class, being the sum of (i) 33,310,317,334 outstanding Class A ordinary shares (excluding 3,189,458,625 Class A ordinary shares issued to depositary bank for ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans and upon the exercise of warrants issued on July 19, 2023), (ii) 490,418,360 outstanding Class B ordinary shares, and (iii) 7,071,427 outstanding Class C ordinary shares as of December 31, 2023. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas (x) each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof and (y) each Class C ordinary share is entitled to 10,000 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances. Accordingly, ordinary shares beneficially owned by Mr. Yi Duan represent approximately 3.0% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 30712L 307	13G/A	Page 3 of 10 Pages

1	Name of Reporting Person CC NETWORK INTERNATIONAL LTD
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 329,021,793(3)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 329,021,793(3)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 329,021,793(3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 1.0%(4)
12	Type of Reporting Person CO

(3)	Represents 329,021,793 Class B ordinary shares directly held by CC NETWORK INTERNATIONAL LTD, a British Virgin Islands company.

(4)	Calculated based on the number in Row 9 above divided by 33,807,807,121 outstanding ordinary shares of the Issuer as a single class, being the sum of (i) 33,310,317,334 outstanding Class A ordinary shares (excluding 3,189,458,625 Class A ordinary shares issued to depositary bank for ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans and upon the exercise of warrants issued on July 19, 2023), (ii) 490,418,360 outstanding Class B ordinary shares, and (iii) 7,071,427 outstanding Class C ordinary shares as of December 31, 2023. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas (x) each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof and (y) each Class C ordinary share is entitled to 10,000 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances. Accordingly, ordinary shares beneficially owned by CC NETWORK INTERNATIONAL LTD represent approximately 3.0% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 30712L 307	13G/A	Page 4 of 10 Pages

1	Name of Reporting Person Jiancheng Li
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 129,519,698(5)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 129,519,698(5)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 129,519,698(5)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0.4%(6)
12	Type of Reporting Person IN

(5)	Represents 129,519,698 Class A ordinary shares held by TIANYU NETWORK INTERNATIONAL LTD, a company incorporated in the British Virgin Islands controlled by Mr. Jiancheng Li. The number of shares excludes 15,433,557 Class A ordinary shares transferred by TIANYU NETWORK INTERNATIONAL LTD to designated employees and consultants in November 2018. The registered address of TIANYU NETWORK INTERNATIONAL LTD is 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands.

(6)	Calculated based on the number in Row 9 above divided by 33,807,807,121 outstanding ordinary shares of the Issuer as a single class, being the sum of (i) 33,310,317,334 outstanding Class A ordinary shares (excluding 3,189,458,625 Class A ordinary shares issued to depositary bank for ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans and upon the exercise of warrants issued on July 19, 2023), (ii) 490,418,360 outstanding Class B ordinary shares, and (iii) 7,071,427 outstanding Class C ordinary shares as of December 31, 2023. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas (x) each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof and (y) each Class C ordinary share is entitled to 10,000 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances. Accordingly, ordinary shares beneficially owned by Mr. Jiancheng Li represent approximately 0.1% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 30712L 307	13G/A	Page 5 of 10 Pages

1	Name of Reporting Person TIANYU NETWORK INTERNATIONAL LTD
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 129,519,698(7)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 129,519,698(7)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 129,519,698(7)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0.4%(8)
12	Type of Reporting Person CO

(7)	Represents 129,519,698 Class A ordinary shares directly held by TIANYU NETWORK INTERNATIONAL LTD, a British Virgin Islands company.

(8)	Calculated based on the number in Row 9 above divided by 33,807,807,121 outstanding ordinary shares of the Issuer as a single class, being the sum of (i) 33,310,317,334 outstanding Class A ordinary shares (excluding 3,189,458,625 Class A ordinary shares issued to depositary bank for ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans and upon the exercise of warrants issued on July 19, 2023), (ii) 490,418,360 outstanding Class B ordinary shares, and (iii) 7,071,427 outstanding Class C ordinary shares as of December 31, 2023. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas (x) each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof and (y) each Class C ordinary share is entitled to 10,000 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances. Accordingly, ordinary shares beneficially owned by TIANYU NETWORK INTERNATIONAL LTD represent approximately 0.1% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 30712L 307	13G/A	Page 6 of 10 Pages

Item 1(a).	Name of Issuer: Fangdd Network Group Ltd. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: Room 4106, Building 12B1, Shenzhen Bay Ecological Technology Park, Nanshan District, Shenzhen, 518063, People’s Republic of China

Item 2(a).	Name of Person Filing:

(i)	Yi Duan,

(ii)	CC NETWORK INTERNATIONAL LTD,

(iii)	Jiancheng Li,

(iv)	TIANYU NETWORK INTERNATIONAL LTD

(collectively,	the “Reporting Persons”).

Item 2(b).

Address of Principal Business Office or, if none, Residence:

The address of Yi Duan and CC NETWORK INTERNATIONAL LTD is Room 4106, Building 12B1, Shenzhen Bay Ecological Technology Park, Nanshan District, Shenzhen, 518063, People’s Republic of China.

The address of Jiancheng Li and TIANYU NETWORK INTERNATIONAL LTD is 21st Floor, South Block, Cangsong Building, Tairan Industrial and Trade Park, Futian District, Shenzhen, 518042, People’s Republic of China.

Item 2(c)

Citizenship:

Yi Duan - the People’s Republic of China
CC NETWORK INTERNATIONAL LTD - the British Virgin Islands

Jiancheng Li - the People’s Republic of China

TIANYU NETWORK INTERNATIONAL LTD - the British Virgin Islands

Item 2(d).

Title of Class of Securities:

Class A ordinary shares, par value US$0.0000001 per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas (x) each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof and (y) each Class C ordinary share is entitled to 10,000 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances.

Item 2(e).

CUSIP Number:

30712L 307

This CUSIP number applies to the American depositary shares of the Issuer, each representing 5,625 Class A ordinary shares of the Issuer. No CUSIP has been assigned to the Issuer’s Class A ordinary shares.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

CUSIP No. 30712L 307	13G/A	Page 7 of 10 Pages

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:		Percent of class(1):	Percent of aggregate voting power(2):	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

Yi Duan	329,021,793	(3)	1.0%	3.0%	329,021,793	0	329,021,793	0
CC NETWORK INTERNATIONAL LTD	329,021,793	(3)	1.0%	3.0%	329,021,793	0	329,021,793	0
Jiancheng Li	129,519,698	(4)	0.4%	0.1%	129,519,698	0	129,519,698	0
TIANYU NETWORK INTERNATIONAL LTD	129,519,698	(4)	0.4%	0.1%	129,519,698	0	129,519,698	0

(1)	The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 33,807,807,121 outstanding ordinary shares of the Issuer as a single class, being the sum of (i) 33,310,317,334 outstanding Class A ordinary shares (excluding 3,189,458,625 Class A ordinary shares issued to depositary bank for ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans and upon the exercise of warrants issued on July 19, 2023), (ii) 490,418,360 outstanding Class B ordinary shares, and (iii) 7,071,427 outstanding Class C ordinary shares as of December 31, 2023.

(2)	The percentage of voting power is calculated by dividing the voting power beneficially owned by each Reporting Person by the voting power of all of the Issuer’s Class A ordinary shares, Class B ordinary shares and Class C ordinary shares as a single class. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas (x) each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof and (y) each Class C ordinary share is entitled to 10,000 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances.

(3)	Represents 329,021,793 Class B ordinary shares held by CC NETWORK INTERNATIONAL LTD, a company incorporated in the British Virgin Islands. CC NETWORK INTERNATIONAL LTD is controlled by CC Network Holding Ltd, a company incorporated under the laws of British Virgin Islands. CC Network Holding Ltd is controlled by CC Trust, a trust established under the laws of the British Virgin Islands and managed by Cantrust (Far East) Limited as the trustee. Mr. Yi Duan is the settlor of CC Trust and Mr. Duan and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Duan as the investment advisor has the power to manage the investment of the assets of the trust and to advise on investment matters, including but not limited to the retention or disposal of, and the exercise of any voting and other rights attached to, the share held by CC NETWORK INTERNATIONAL LTD.

(4)	Represents 129,519,698 Class A ordinary shares held by TIANYU NETWORK INTERNATIONAL LTD, a company incorporated in the British Virgin Islands controlled by Mr. Jiancheng Li.

CUSIP No. 30712L 307	13G/A	Page 8 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

The agreement among Yi Duan, Xi Zeng, Jiancheng Li, Li Zhou and Jiaorong Pan to vote in convert has been terminated, resulting in the dissolution of the group previously formed by the aforementioned persons and their affiliates. This statement is being filed to report the fact that as of the date hereof, each of the following Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities:

•	Yi Duan,

•	CC NETWORK INTERNATIONAL LTD,

•	Jiancheng Li, and

•	TIANYU NETWORK INTERNATIONAL LTD.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
See Item 2(a) in lieu of an exhibit.

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

CUSIP No. 30712L 307	13G/A	Page 9 of 10 Pages

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement

CUSIP No. 30712L 307	13G/A	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2024

Yi Duan

/s/ Yi Duan

CC NETWORK INTERNATIONAL LTD

By:	/s/ Yi Duan
Name:	Yi Duan
Title:	Director

Jiancheng Li

/s/ Jiancheng Li

TIANYU NETWORK INTERNATIONAL LTD

By:	/s/ Jiancheng Li
Name:	Jiancheng Li